11017170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 MAR -2 PM 2:34
SEC / TM

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

ORCHARD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11650 SOUTH STATE STREET, SUITE 225
(No. and Street)

DRAPER	**UTAH**	**84020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN **(801) 316-4301**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

SD 3/9/2011

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORCHARD SECURITIES, LLC**, as of **DECEMBER 31**, **2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Thomas
Notary Public

Signature
President
Title

NOTARY PUBLIC
KRISTEN THOMAS
3375 South 8480 West
Magna, Utah 84044
My Commission Expires
April 28, 2012
STATE OF UTAH

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Orchard Securities, LLC

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2010 and 2009, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
March 1, 2011

an independent member of BAKER TILLY INTERNATIONAL

Registered with the Public Company Accounting Oversight Board

5 Triad Center, Suite 750, Salt Lake City, Utah 84180-1128
TEL 801-532-2200 FAX 801-532-7944 www.hbmcpas.com

ADDING VALUE | NOT COMPLEXITY

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 172,468	$ 80,684
Accounts receivable, net of allowance for doubtful accounts of $56,478 and $38,754, respectively	8,376	33,511
Receivables from related parties	7,314	8,081
Other receivables	836	23,414
Prepaid expense	18,321	8,569
Other assets	573	334
Total Current Assets	207,888	154,593
Office equipment	110,360	48,837
Accumulated depreciation	(30,243)	(19,539)
Total Office Equipment	80,117	29,298
Goodwill	55,000	55,000
Total Assets	$ 343,005	$ 238,891
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,885	$ 15,355
Commissions payable	29,668	-
Unearned revenue	-	38,648
Payables to related parties	55,942	-
Accrued payroll and other liabilities	882	8,789
Capital lease obligation - current portion	21,533	-
Total Current Liabilities	109,910	62,792
Capital lease obligation	39,990	-
Total Liabilities	149,900	62,792
Members' Equity	193,105	176,099
Total Liabilities and Stockholder's Equity	$ 343,005	$ 238,891

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues		
Underwriting and selling groups	$ 854,489	$ 3,505,870
Other	200	101,341
Interest income	100	887
Total Revenues	854,789	3,608,098
Expenses		
Selling group commissions	606,601	3,105,203
Wholesaler fee expense	33,175	-
Compensation and related benefits	47,363	641,394
Office overhead and operating	130,978	250,696
Professional fees	41,891	34,494
Training	-	2,160
Licensing and registration	39,801	39,551
Depreciation	10,704	9,411
Other	9,200	14,915
Total Expenses	919,713	4,097,824
Net Loss	$ (64,924)	$ (489,726)

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Units	Paid in Capital	Retained Earnings	Membership Equity
Balance at December 31, 2008	1,000	$ 1,000	$ 604,825	$ 605,825
Capital Contributed by Members	-	60,000	-	60,000
Net Loss	-	-	(489,726)	(489,726)
Balance at December 31, 2009	1,000	61,000	115,099	176,099
Capital Contributed by Members	-	81,930	-	81,930
Net Loss	-	-	(64,924)	(64,924)
Balance at December 31, 2010	1,000	$ 142,930	$ 50,175	$ 193,105

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities		
Net loss	$ (64,924)	$ (489,726)
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	10,704	9,411
Loss on sale of equipment	-	2,581
Changes in certain operating assets and liabilities:		
Accounts receivable	25,135	79,045
Prepaid expense	(9,752)	9,588
Receivables from related parties	767	(1,656)
Other receivables	22,578	(7,260)
Other assets	(239)	119
Accounts payable	(13,470)	(19,821)
Payables to related parties	55,942	(3,492)
Commissions payable	29,668	(36,000)
Accrued payroll and other liabilities	(7,907)	(75,453)
Unearned revenue	(38,648)	38,648
Net Cash (Used In) Provided From Operating Activities	9,854	(494,016)
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Capital Contributions	81,930	60,000
Net Cash Provided From Financing Activities	81,930	60,000
Net Change in Cash	91,784	(434,016)
Cash At Beginning of Year	80,684	514,700
Cash At End of Year	$ 172,468	$ 80,684
Noncash Investing Activities:		
Office equipment under capital lease	$ 61,523	$ -

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owners of the Company purchased an existing broker-dealer in March 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Going Concern

The Company has incurred recurring net losses and negative cash flows from operating activities for the fiscal years ended December 31, 2010 and 2009. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order for the Company to continue as a going concern, it must generate positive cash flows from operating activities. Management's plans with respect to this uncertainty include; reducing or delaying expenditures, increasing equity, and exploring possible partnerships and or joint ventures to increase revenue streams. There can be no assurance that revenues will increase rapidly enough to offset operating losses. If the Company is unable to increase cash flows from operating activities, it will be unable to continue the development of its services.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits with two FDIC-insured institutions in 2010 and 2009. At December 31, 2010 and 2009, the Company had cash of $0 and $0, respectively, in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2010 and 2009, management recorded a provision against accounts receivable totaling $56,458 and $38,754, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2010 and 2009 was $10,704 and $9,411, respectively.

Rent Expense
The Company's rent expense for its office space was $46,311 and $54,437 for the years ended December 31, 2010 and 2009, respectively.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2010 and 2009, the Company deemed no impairment of goodwill for the periods then ended.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Reclassification

Certain 2009 amounts have been reclassified to conform to the 2010 presentation. These reclassifications had no effect on the previously reported net income.

Recent Accounting Pronouncements

In December 2010, the FASB issued accounting guidance which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more than likely than not that goodwill impairment exists, an entity should consider whether any adverse qualitative factors indicate that impairment may exist. The qualitative factors are consistent with existing guidance which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below carrying value. For public entities, this guidance is effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, this guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may adopt the amendments early using the effective date for public entities. The adoption of these amendments is not expected to have a material impact on the Company's financial statements since it has no reporting units.

In February 2010, the FASB adopted guidance relating to disclosure of subsequent events, which was effective upon issuance. As a result, the Company is required to evaluate subsequent events through the date that the financial statements are issued. The adoption of this guidance did not have a material impact on the Company's financial statements. We have evaluated subsequent events after the balance sheet date of December 31, 2010 through the time of filing with the Securities and Exchange Commission (SEC) on March 1, 2011 which is the date the financial statements were issued.

In January 2010, the FASB issued guidance requiring that for each class of assets and liabilities measured at fair value, reporting entities provide additional disclosures describing the reasons for transfers of assets in and out of Levels 1 and 2 of the three-tier fair value hierarchy. For assets valued using the Level 3 method, entities will be required to separately present purchases, sales, issuances, and settlements in the reconciliation for fair value measurements. The guidance also states that an entity should provide fair value measurements for each class of asset or liability, and explain the inputs and techniques used in calculating Levels 2 and 3 fair value measurements. This guidance is effective for interim and annual filings for fiscal years beginning after December 15, 2010. The Company expects the adoption of this guidance to not have material impact on the financial statements.

In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity. This guidance was effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application was not permitted. The adoption of this guidance did not have a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

During 2010 and 2009, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which results in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. At December 31, 2010 and 2009 the amounts due to and due from the Company were netted to payables of $55,942 and $0, respectively. For both years, the netted amounts are contained in the "Payables to related party" balance. The amount at December 31, 2010 are made up of commissions receivable of $5,160, expense reimbursements receivable of $11,002 and expense reimbursements payable of $72,104.

In addition, at December 31, 2010 and 2009 the amounts due from a related Company were $7,314 and $8,081, respectively and are contained in the "Receivables from related parties" balance.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Lease Commitments

The Company entered into a lease agreement in 2010 for office equipment under a capitalized lease that expires in 2014. At December 31, 2010, the future minimum lease payments under the lease are as follows:

2011	$ 22,315
2012	22,315
2013	22,315
2014	3,718
Total	70,663
Less amount representing interest	9,375
PV of minimum lease payments	$ 61,288
Current maturities	$ 21,264
Noncurrent maturities	40,024
Total maturities	$ 61,288

Note 6 – Commitments and Contingent Liabilities

The Company has been named in an arbitration proceeding before FINRA where a claimant asserted claims for state and federal securities laws incidental to its securities business. Management of the Company believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position. However, there is no assurance that the Company will prevail. The case has been referred to the Company's insurance carrier. The amount of the compensatory damages specified is $1,773,446, plus other damages not specified.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010, the Company had net capital of $62,558 which was $55,231 in excess of its required net capital of $7,327. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.

At December 31, 2009, the Company had net capital of $17,892 which was $13,706 in excess of its required net capital of $4,186. The Company's ratio of aggregate indebtedness to net capital was 3.5 to 1.

SUPPLEMENTAL INFORMATION

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2010

Total members' equity	$ 193,105
Less non-allowable assets:	
Receivables from brokers or dealers	(767)
Receivables from non-customers	(15,759)
Office equipment, net of accumulated depreciation	(80,117)
Cash in "Central Registration Depository" account	(573)
Other assets	(73,321)
Add non-allowable liabilities	
Long-term portion of fixed liabilities	39,990
Net Capital	62,558
Net capital per Focus report dated December 31, 2010	67,929
Difference	$ (5,371)
Reconcilation of difference between net capital and net capital per Focus report dated December 31, 2010	
Allowable liability included in Aggregate Indebtedness:	
Short-term portion of fixed liabilities	(21,533)
Audit Adjustments:	
Audit adjustment for affiliate reporting	16,162
	(5,371)
Aggregate Indebtedness	
Total liabilities	149,900
Less non-allowable liabilities:	
Long-term portion of fixed liabilties	(39,990)
Net Liabilities	109,910
Computation of Basic Net Capital Requirement	
Net capital	62,558
Minimum net capital required	7,327
Excess Net Capital	$ 55,231
Ratio of Aggregate Indebtedness to Net Capital	1.76 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report	.92 to 1
Difference	0.84

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Orchard Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 1, 2011

H | B | M

HANSEN, BARNETT & MAXWELL, P.C.
Certified Public Accountants

INDPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members and Board of Directors
Orchard Securities, LLC
Sandy, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Orchard Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check #1358 and check #1442 sent from Orchard Securities, LLC) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, and no differences were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statements of Income (Loss) of Orchard Securities, LLC included in the FOCUS filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Statements of Income (Loss) of Orchard Securities, LLC included in the FOCUS filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 1, 2011